Exhibit 99.1

Telesat Reports Results for the Quarter and Year

Ended December 31, 2020

OTTAWA, CANADA, March 4, 2021 - Telesat today announced its financial results for the three-month and one-year periods ended December 31, 2020. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the year ended December 31, 2020, Telesat reported consolidated revenue of $820 million, a decrease of 10% ($90 million) compared to the same period in 2019. When adjusted for changes in foreign exchange rates, revenue decreased 10% ($87 million) compared to 2019. The revenue decrease was due to lower short-term services provided to other satellite operators, a reduction of service for a broadcast customer, the completion of the non-cash amortization of a significant financing component of an agreement, and the impact of the COVID-19 pandemic, particularly on customers serving the aeronautical and maritime markets. Operating expenses were $181 million, an increase of 9% ($15 million) from 2019. Operating expenses increased because of higher bad debt expense related to customers impacted by the COVID 19 pandemic, higher professional fees related to Telesat’s proposed roll-up transaction, higher in-orbit insurance expense, and higher wages due principally to increased headcount to support the development of the Telesat Lightspeed Low Earth Orbit (LEO) satellite constellation. Foreign exchange rate changes did not have a material impact on operating expenses. Adjusted EBITDA1 was $653 million, a decrease of 14% ($109 million) or, when adjusted for foreign exchange rates, a decrease of 14% ($106 million). The Adjusted EBITDA margin1 for 2020 was 79.6%, compared to 83.7% in 2019.

For the year ended December 31, 2020, net income was $246 million, compared to net income of $187 million for 2019. The increase in net income for the year was principally the result of a 2019 loss on refinancing which did not re-occur in 2020, lower interest expense and a lower non-cash loss on financial instruments, partially offset by lower operating income and lower non-cash foreign exchange gains arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars.

For the quarter ended December 31, 2020, consolidated revenue was $202 million, a decrease of 8% ($18 million) compared to the same period in 2019. Adjusted for foreign exchange rate changes, revenue declined 7% ($16 million). The decrease was primarily due to the non-re-occurrence in 2020 of short-term services provided to other satellite operators.

Operating expenses of $47 million for the quarter were 7% ($3 million) lower than the same period in 2019. Adjusted EBITDA1 for the quarter was $160 million, a decrease of 8% ($15 million) compared to the same period in 2019. Adjusted for changes in foreign exchange rates, Adjusted EBITDA1 declined by 7% ($13 million) compared to the fourth quarter of 2019. The Adjusted EBITDA margin1 for the fourth quarter of 2020 was 79.5%, compared to 79.6% in the same period in 2019.

Telesat’s net income for the quarter was $255 million compared to net income of $3 million for the quarter ended December 31, 2019. The $253 million difference was the result of a non-re-occurring loss on refinancing in 2019, higher non-cash gains on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the fourth quarter of 2020, and lower interest expense.

“Our full year results reflect certain factors that we anticipated, namely the non-renewal in late 2019 of a contract with a North American DTH customer and the end of the revenue amortization period of a contract with another customer, as well as certain factors that we did not anticipate, namely a paucity of opportunities to provide short-term satellite services to other satellite operators and the COVID-19 pandemic,” commented Dan Goldberg, Telesat’s President and CEO. “These anticipated and unanticipated factors account for our reduced revenue and Adjusted EBITDA1. Having said that, we continued to generate strong cash flows and maintained high operating margins and a substantial contractual backlog, which provides high visibility into our future performance.”

Goldberg added: “I am particularly pleased with the progress we made last year and in the past few weeks on laying the foundations for our future growth, including our recent announcement that we selected Thales Alenia Space to build our revolutionary Lightspeed global broadband LEO satellite constellation and the announcement that the Government of Quebec will be making a significant investment in that important program. Lightspeed will give Telesat and our customers a decisive competitive advantage in serving the enterprise broadband connectivity market, helping to bridge the digital divide around the world and fueling our growth for years to come. I am also pleased with the progress we are making in transforming Telesat into a publicly listed company and in extracting value from our desirable C-band spectrum rights, both of which will help us fund our compelling growth plans. In sum, last year was a productive one for Telesat and we remain focused on maintaining the strong momentum we have as we execute our growth plans going forward.”

Business Highlights

▲	At December 31, 2020:

-	Telesat had contracted backlog[2] for future services of approximately $2.7 billion.

-	Fleet utilization was 81% across Telesat’s fleet.

▲	Telesat Lightspeed Constellation

-	On February 9, 2021, Telesat announced that it entered into an agreement with Thales Alenia Space (TAS) to be the prime manufacturer of the Telesat Lightspeed constellation and that TAS and its affiliate Telespazio have made a Lightspeed capacity commitment in connection with the agreement. Under the terms of the agreement, the parties have provided for the advancement of the program while the financing for the project is being finalized.

-	On February 18, 2021, Telesat announced that it entered into a Memorandum of Understanding (MOU) with the Government of Québec for an investment of $400 million into Telesat Lightspeed. Under the terms of the MOU, the investment by the Government of Québec will consist of $200 million in preferred equity as well as a $200 million loan. It is expected that a final agreement will be completed in the coming months.

▲	Public Company

-	On November 23, 2020, Telesat Canada announced that it entered into an agreement with Loral Space & Communications Inc. (NASDAQ: LORL) (Loral) and Public Sector Pension Investment Board pursuant to which Telesat Canada and Loral will become subsidiaries of Telesat Corporation, a new publicly traded Canadian incorporated and controlled company. The shares of Telesat Corporation will be listed on the Nasdaq Global Select Market at the closing of the transaction and Telesat is also considering a listing on a Canadian stock exchange. The transaction is expected to close in the second or third quarter of 2021, subject to the receipt of required regulatory approvals, the approval of Loral’s stockholders, and other customary conditions.

▲	Repurposing of C-Band Spectrum

-	The U.S. Federal Communications Commission (FCC) has adopted a plan to repurpose a portion of the C-band spectrum presently used by satellite operators for 5G. In doing so, the FCC provided that Telesat would receive as much as US$344.4 million from the repurposing of C-band spectrum provided that we can meet certain requirements. We currently believe we can meet all the requirements to receive the US$344.4 million.

-	A similar repurposing of C-band spectrum is currently underway in Canada, with the Government of Canada launching a public consultation on repurposing C-band spectrum in August 2020. In the consultation document, in addition to its own proposal, the Government of Canada included a proposal put forward by Telesat whereby Telesat — the sole satellite operator licensed to use C-band in Canada — would accelerate, and be fully responsible for, the clearing of a portion of the C-band spectrum so that it could be used for 5G. In return, Telesat would be compensated for clearing and repurposing the spectrum. Comments were submitted to the government on October 26, 2020, and Reply Comments were submitted on November 30, 2020. Telesat anticipates a decision in 2021.

▲	Telesat Lightspeed Asset Transfers

-	In December 2020, in connection with the financing of the Telesat Lightspeed Constellation, Telesat transferred to certain unrestricted subsidiaries assets relating to the Telesat Lightspeed network, including NGSO spectrum authorizations, U.S. market access rights, certain IP, certain fixed assets and certain contracts, and C-band assets, including Canadian C-band licenses and U.S. C-band market access rights, together with the right to receive proceeds from the repurposing thereof. Concurrently with these transfers, Telesat contributed US$193 million in cash to Telesat LEO Holdings Inc., an unrestricted subsidiary of Telesat.

-	Immediately prior to the asset transfers, Telesat prepaid outstanding term loans under its Amended Senior Secured Credit Facilities in an aggregate principal amount of US$341.4 million.

Telesat’s annual report on Form 20-F for the year ended December 31, 2020, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, March 4, 2021, at 10:30 a.m. ET to discuss its financial results for the three month and one year periods ended December 31, 2020. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website (www.telesat.com) under the tab “Investors” and the heading “Investor News”.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 952 5114. Callers outside of North America should dial +1 416 641 6104. The conference event service confirmation number is: 4353885. The access code is 6924580 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on March 4, 2021 until 11:59 p.m. ET on March 18, 2021. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 4368450 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its global priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “future”, expected”, “continuing”, “plans” and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 which can be obtained on the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, risks and expense associated with becoming a publicly listed company the ability to expand our existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Contact

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Telesat Canada

Consolidated Statements of Income

For the periods ended December 31

	Three months		Twelve Months
(in thousands of Canadian dollars)	2020	2019	2020	2019
Revenue	$201,908	$220,164	$820,468	$910,893
Operating expenses	(47,162)	(50,628)	(180,874)	(165,499)
Depreciation	(50,066)	(55,685)	(216,885)	(242,966)
Amortization	(4,289)	(4,741)	(17,195)	(23,277)
Other operating gains (losses), net	31	(715)	(215)	(862)
Operating income	100,422	108,395	405,299	478,289
Interest expense	(47,843)	(64,092)	(203,760)	(258,261)
Loss on refinancing	—	(151,919)	—	(151,919)
Interest and other (expense) income	(1,471)	4,553	5,196	20,043
Gain (loss) on changes in fair value of financial instruments	25,769	14,689	(13,115)	(49,672)
Gain on foreign exchange	146,693	65,413	47,605	163,840
Income (loss) before tax	223,570	(22,961)	241,225	202,320
Tax recovery (expense)	31,453	25,470	4,353	(15,122)
Net income	$255,023	$2,509	$245,578	$187,198

Telesat Canada

Consolidated Balance Sheets

(in thousands of Canadian dollars)	December 31, 2020	December 31, 2019

Assets
Cash and cash equivalents	$818,378	$1,027,222
Trade and other receivables	51,928	64,062
Other current financial assets	448	210
Prepaid expenses and other current assets	22,861	43,724
Total current assets	893,615	1,135,218
Satellites, property and other equipment	1,318,526	1,458,933
Deferred tax assets	79,912	12,412
Other long-term financial assets	53,425	57,730
Other long-term assets	9,922	8,264
Intangible assets	779,190	802,791
Goodwill	2,446,603	2,446,603
Total assets	$5,581,193	$5,921,951

Liabilities
Trade and other payables	$30,091	$26,247
Other current financial liabilities	35,880	38,281
Other current liabilities	96,155	72,315
Current indebtedness	—	24,408
Total current liabilities	162,126	161,251
Long-term indebtedness	3,187,152	3,688,391
Deferred tax liabilities	325,893	348,762
Other long-term financial liabilities	35,499	42,511
Other long-term liabilities	410,587	435,711
Total liabilities	4,121,257	4,676,626

Shareholders’ Equity
Share capital	155,698	154,895
Accumulated earnings	1,266,514	1,031,055
Reserves	37,724	59,375
Total shareholders’ equity	1,459,936	1,245,325
Total liabilities and shareholders’ equity	$5,581,193	$5,921,951

Telesat Canada

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of Canadian dollars)	2020	2019
Cash flows from operating activities
Net income	$245,578	$187,198
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	216,885	242,966
Amortization	17,195	23,277
Tax (recovery) expense	(4,353)	15,122
Interest expense	203,760	258,261
Interest income	(7,668)	(20,268)
Gain on foreign exchange	(47,605)	(163,840)
Loss on changes in fair value of financial instruments	13,115	49,672
Share-based compensation	12,500	16,035
Loss on disposal of assets	215	862
Loss on refinancing	—	151,919
Other	(58,784)	(100,078)
Income taxes paid, net of income taxes received	(53,443)	(95,455)
Interest paid, net of interest received	(179,972)	(176,112)
Operating assets and liabilities	15,018	(13,942)
Net cash from operating activities	372,441	375,617

Cash flows used in investing activities
Satellite programs	(75,902)	(3,668)
Purchase of property and other equipment	(17,060)	(8,345)
Purchase of intangible assets	(30)	(27,597)
Net cash used in investing activities	(92,992)	(39,610)

Cash flows used in financing activities
Repayment of indebtedness	(453,592)	(3,743,465)
Proceeds from indebtedness	—	3,786,082
Payment of early redemption premium	—	(43,940)
Payment of debt issue costs	—	(28,082)
Payments of principal on lease liabilities	(1,793)	(1,252)
Satellite performance incentive payments	(9,031)	(9,644)
Government grant received	14,185	—
Dividends paid on Director Voting preferred shares	(10)	(20)
Net cash used in financing activities	(450,241)	(40,321)

Effect of changes in exchange rates on cash and cash equivalents	(38,052)	(36,897)

(Decrease) increase in cash and cash equivalents	(208,844)	258,789
Cash and cash equivalents, beginning of year	1,027,222	768,433
Cash and cash equivalents, end of year	$818,378	$1,027,222

Telesat’s Adjusted EBITDA margin(1):

	Three months ended December 31,		Twelve months ended December 31,
(in thousands of Canadian dollars) (unaudited)	2020	2019	2020	2019
Net income	$255,023	$2,509	$245,578	$187,198
Tax (recovery) expense	(31,453)	(25,470)	(4,353)	15,122
(Gain) loss on changes in fair value of financial instruments	(25,769)	(14,689)	13,115	49,672
Gain on foreign exchange	(146,693)	(65,413)	(47,605)	(163,840)
Interest and other expense (income)	1,471	(4,553)	(5,196)	(20,043)
Interest expense	47,843	64,092	203,760	258,261
Loss on refinancing	—	151,919	—	151,919
Depreciation	50,066	55,685	216,885	242,966
Amortization	4,289	4,741	17,195	23,277
Other operating (gains) losses, net	(31)	715	215	862
Non-recurring compensation expenses(3)	385	180	1,261	1,260
Non-cash expense related to share-based compensation	5,340	5,487	12,500	16,035
Adjusted EBITDA	$160,471	$175,203	$653,355	$762,689

Revenue	$201,908	$220,164	$820,468	$910,893
Adjusted EBITDA Margin	79.5%	79.6%	79.6%	83.7%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (“backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.